

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2022

Linan Gong
Chairman
TMT Acquisition Corp.
500 Fifth Avenue
Suite 938
New York, NY 10110

> **Re: TMT Acquisition Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed April 21, 2022**
> **File No. 333-259879**

Dear Mr. Gong:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

Cover Page

1. We note that some of your executive officers and directors are located in or have significant ties to China/Hong Kong. Please revise the cover page to disclose that your executive officers' and directors' ties to China and Hong Kong may make you a less attractive partner to a non-China or non-Hong Kong based target company, and discuss the impact this could have upon your search for an initial business combination.

      Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Liang Shih, Esq.